[Next, Inc. letterhead]

July 3, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:  Next, Inc.

       Form 10-KSB for Fiscal Year Ended December 1, 2006

       File No. 000-25247

Gentlemen:

We are responding to a follow up telephone conversation between myself and your Staff Accountant, Ms. Kenya Wright Gumbs which occurred on June 21, 2007.   During that conversation, we agreed with the Staff Accountant that our treatment of $9,768 of professional fees paid to prepare a registration statement necessitated by a specific transaction/financing arrangement was incorrect. That specific transaction/financing arrangement has been the subject matter of our previous correspondence with you dated May 23, 2007, and June 11, 2007.  Based upon the conclusions reached at the end of that conversation, we were advised to revise and update our position and the materiality analysis we had previously provided by amending our last letter of June 11, 2007.  The following are those amended statements:

1.

Consolidated Statements of changes in Stockholders’ Equity.

a.

You noted that debits to APIC described as “cash paid to outside professionals” appears to have been recorded every year, “at least back to 2004” which is correct.  The Company has reviewed these debits for years prior to the year ended December 1, 2006, and concluded that they are appropriate since they all relate to registration statements for equity financings in which proceeds to the Company did result.  The debit to APIC in the year ended December 1, 2006, for $9,768 is incorrect because no proceeds of an equity financing occurred in that year.  That same $9,768 should have been debited to Debt Issue Costs (Other Assets).

b.

We still believe that our reported results are not materially inaccurate and that the results from the accounting treatment applied is not material to the presentation of our financial statements as a whole and that we are in conformity with SAB 99.  A revised quantitative analysis of the accounting as applied to the transaction in question follows by period including the effect of increasing the amounts by the additional professional fees discussed in a. above:

	6/2/06	9/1/06	12/1/06	3/2/07	6/1/07
Other Assets understated	45,629	35,851	26,074	16,296	6,518
% of category	4.3%	2.3%	1.8%	1.2%	n/r
APIC understated	47,496	43,320	39,144	34,968	30,792
% of category	n/a	n/a	0.5%	n/a	n/r
Net Income (after tax) overstated	1,188	5,579	8,600	3,400	6,823
% of category	-0.5%	-63.3%*	18.5%*	0.9%	n/r
Retained Earnings overstated	1,867	7,469	13,070	18,672	24,274
% of category	n/a	n/a	3.0%	n/a	n/r
Stockholders’ Equity understated	45,629	35,851	26,074	16,296	6,518
% of category	0.6%	0.5%	0.3%	0.2%	n/r

n/a-not available because category was not reported

n/r-period not yet reported; due July 14, 2007

* 0.03 % of net sales

c.

We applied the following qualitative criteria directly from SAB 99.  We evaluated whether the misstatement was caused by an item capable of precise measurement (it is) or whether it arose from an estimate (it did not).  We considered whether it masked a change in earnings or affected a trend (it did not).  It did not hide a failure to meet consensus expectations.  It did not change a loss into a profit and it did not concern a segment or portion of our business that plays a significant role in our operations or profitability.  It did not affect our compliance with regulatory, loan covenant, or other contractual requirements.  It did not increase management’s compensation and it certainly did not conceal an unlawful transaction.  These are all factual determinations we are able to make now with perfect hindsight.  As to volatility of our stock price, it is certainly possible that it could have had an impact, but we really doubt that whether we reported $38,000 of net income for the period ended December 1, 2006, instead of the $46,000 reported it would have had any impact at all.  And, it didn’t have any impact on our earnings per share as reported.  The important thing our public stockholders’ took away from our reported results is that we returned our operations to profitability because the net income amount reported falls into relative insignificance when measured against $26 million of sales. We therefore believe that it is possible and very probable that the judgment of a reasonable person relying upon our reported results would not have been changed or influenced by the correct application of the accounting treatment applied to this item which represents an $8,600 item at its peak versus a $26 million sales figure.  We cannot conclude anything but that the treatment applied that resulted in the error is not material to the financial statements taken as a whole.

d.

The cumulative effect of correcting these mistreated items in the current quarter will result in a charge of $14,783 through the P&L, which will represent -1.6% of our anticipated net loss after tax and will be 0.3% of anticipated net sales.

e.

Based upon the discussion presented here, we respectfully request that we be permitted to execute the outlined treatment found in Item 2.c. of our May 23, 2007 letter.

We would be happy to provide such additional information or answer such additional questions as may be necessary.  We trust that you will respond to this letter as quickly as you did our last one since we are rapidly approaching the due date for our Form 10-Q for the period ended June 1, 2007.   Thank you for your cooperation in this matter.

Sincerely,

/s/ David O. Cole

David O. Cole

Chief Financial and Principal Accounting Officer

DOC